Aflac Life Insurance Japan Ltd. Officer Retirement Plan

Aflac Life Insurance Japan Ltd. (“Aflac Japan”) maintains an unwritten retirement plan (“Retirement Allowance”) available to certain officers of Aflac Japan who have served as officers for at least two years. The Chairman and Representative Director of Aflac Japan and the President and Representative Director of Aflac Japan are participants in the Retirement Allowance. The retirement benefit for the plan is calculated as follows: for each year of service (with a minimum of two years and maximum of twelve), a Japan participating officer would receive one month salary plus one year salary for the last year. The total amount calculated is paid in a lump sum at retirement.

Effective January 1 , 2020, the Retirement Allowance was amended to provide that in addition to the amount described above, executives who have SVP or higher titles would receive a certain amount for each year of service.